ESTEEM
Wireless Modems

May 26, 2005

Ms. Angela Crane, Branch Chief
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington DC 20549

RE: Comments for Electronic Systems Technology Inc Form 10KSB and 10QSB.

Ms. Crane:

We have received and reviewed your comments on Form 10KSB for December 31, 2004, and Form 10QSB for March 31, 2005 for Electronic Systems Technology Inc. We appreciate your review of our filed material and value the Commissions input to improve our future filings and disclosures. Below please find listed the original comments received and our responses as outlined:

Form 10-KSB for the year ended December 31, 2004

Item 8A. Controls and Procedures

  We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report. Please revise future filings to disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-B and Part III.F of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

  RESPONSE: Future company filings will be revised to disclose management’s conclusion regarding the effectiveness of the company’s disclosure controls and procedures as of the end of the period covered by the annual report, as is required by Item 307 of Regulation S-B, Part III.F of Management's Reports on Internal Control Over Financial Reporting, and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238.

  Please also revise your disclosure in future filings to indicate whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonable likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K as amended effective August 13, 2003.

  RESPONSE: Future company filings will be revised to indicate whether there was any change in the company’s internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonable likely to materially affect the company’s internal control over financial reporting, as required by Item 308(c) of Regulation S-K.

  (EST GRAPHIC)
  Electronic Systems Technology Inc. 415 North Quay St. Kennewick WA 99336 Phone: (509)735-9092 Fax: (509)783-5475
  www.esteem.com

  Ms. Angela Crane

  May 26, 2005

  Financial Statements

  Report of Independent Registered Public Accounting Firm
  Please provide us with a copy of the signed audit opinion. Please ensure future filings include a properly signed audit opinion from your auditors.

  RESPONSE: Please find attached a signed audit opinion as provided by our Auditor, Moe O’Shaughnessy and Associates. The original audit report provided to the Company by Moe O’Shaughnessy was officially signed, however in the "edgarization" process of the document, the electronic format of the signature was inadvertently overlooked. Future company filings will include a properly signed audit opinion from the company’s auditors.

  Statement of Income - Page 3
  Revise your statement of income in future filings to separately disclose revenues from the sale of product, services, and other products if revenues from any individual referenced component are more than 10 percent of the total revenue for the year. Related cost and expenses should be combined and disclosed separately as well.

  RESPONSE: As requested, statements of income in future company filings will be revised to separately disclose revenues from the sale of products, services, and other products for which revenues from any individual referenced revenue component are 10 percent or more of total revenue for the year. Related cost and expenses for referenced revenue components will be combined and disclosed separately also.

  We note your cost of sales on the face of your statement of income includes a roll-forward of your inventory. Revise future filings to delete this presentation from your income statement or tell us why such presentation is appropriate. Also, confirm that all cost of producing finished goods is included in cost of sales. Specifically, tell us what is included in "allocated costs?" We may have additional comments after reviewing your response.

RESPONSE: As requested, future company filings will delete the roll-forward of inventory presentation on statement of income. To confirm, all costs of producing finished goods are included in cost of sales. The term allocated cost is comprised of wages and burden, depreciation, repairs/maintenance and professional services, specifically and directly related to production.

Ms. Angela Crane

May 26, 2005

Note 1. Organization and Summary of Significant Accounting Policies - Page 8

Revenue Recognition

  Please expand future filings to describe your revenue recognition policy in greater detail. To the extent that the policy differs among customer categories (i.e. domestic MDC and foreign industrial automation); make your disclosure product line specific. Details should be provided to the extent that policy differs among the various marketing venues used by the Company, i.e. distributors and reseller. Also, if the policies vary in different parts of the world those differences should be discussed. Provide details of discounts, return policies. Post shipment obligation, customer acceptance, warranties, credits, rebates, and price protection of similar privileges and how these impact revenue recognition. Also provide a supplemental analysis that explains your revenue recognition practices and demonstrates that your policies are SAB 104 and SFAS 48 compliant.

  RESPONSE: As requested future company filings will be expanded to discuss revenue recognition policies in greater detail, including policy differences for customer categories, product lines, geographic location, and resellers of the company’s products. Future company filings will also provided details regarding issues such as discounts, return policies, post shipment obligations, customer acceptance, warranties, credits, rebates, price protection and similar privileges and how these issues impact revenue recognition. Future company filings will also provide supplemental analysis explaining the company’s revenue recognition practices and demonstrating that the policies are SAB 104 and SFAS 48 compliant.

  Note 13. Foreign Sales
  It appears that you have several different operating segments; based on the nature of the products that you sell and the types of customers that you have. Please revise future filings to clarify your operating segments and revise to comply with the disclosure requirement of SFAS 131.

  RESPONSE:   Future company filings will be revised to address operating segments and compliance with the disclosure requirement of SFAS131.

  Form 10-QSB for the quarter period ended March 31, 2005

  Statement of Income (Loss)
  Supplementally tell us what is included in the line-item "Engineering Services" and Engineering Support" included in your other income (expense) total. If this relates to services provided to customers, tell us why it is not included in operating income and expense in your statement of income.

Ms. Angela Crane

May 26, 2005

RESPONSE: Engineering Services income is revenue derived from direct, on-site engineering assistance for the company’s products contracted from customers, that has been invoiced following completion of engineering services by the company. The components of engineering services income are items such as engineer labor, travel time and expenses (i.e. airline tickets, hotel). Engineering Support expenses are the specific expenses as related to engineering service income projects, such as wages paid for on-site engineer labor and expenses (i.e. airline tickets, hotel). The Engineering Services (income) and Engineering Support (expenses) have not been included in the operating income/expense section of the statement of income as historically the income generated from engineering services has been relatively low and of a different nature when compared with the company’s manufactured products revenues. This segment has also not been included in the operating/income expense section of the statement of income as we are of the opinion that the low profit margin of the engineering services segment would unusually skew the operating income/expense margins of the company’s manufactured products.

In responding to your comments, we acknowledge that:

The company is responsible for the adequacy and accuracy of the disclosure in the company’s filings;

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any input and follow up comments that the Commission may have regarding our responses to your comments and questions. If you have any questions or need additional information, please feel to contact us.

Sincerely,

/s/ JON CORREIO                                                                                     /s/ T. L. KIRCHNER

Jon Correio                                                                                                 Tom L. Kirchner
Vice President, Finance and Administration                                                  President, CEO
Electronic Systems Technology Inc.                                                             Electronic Systems Technology Inc.